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                                                                  Exhibit (a)(8)


                                [SAGA SOFTWARE]
                                                                  April 27, 1999

Dear Stockholder:

   Software AG Systems, Inc. (the "Company") is offering to purchase up to 6,000,000 shares of its common stock at a price not greater than $8.00 nor less than $6.50 per share. The Company is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified range at which you are willing to sell all or a portion of your shares to the Company.

   Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within the range that will allow it to buy 6,000,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and not withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash at the purchase price selected by the Company. All other shares that have been tendered and not purchased will be returned to the stockholder.

   If you do not wish to participate in the offer, you do not need to take any action.

   The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether or not to tender any or all shares. The Company has been advised that none of its directors and executive officers intend to tender shares of common stock pursuant to the offer.

   Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, May 25, 1999, unless extended by the Company. Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent, Corporate Investor Communications, Inc., telephone:
(877) 460-2562.

                                          Sincerely,

                                          /s/ Daniel F. Gillis
                                          President and Chief Executive
                                          Officer